UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

Reference is made to the Current Report on Form 6-K furnished by Fangdd Network Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on October 24, 2025 regarding, among other things, the entry into a convertible note purchase agreement with an investor (the “Note Purchase Agreement”) and a share subscription agreement with ZX International Ltd , a company incorporated in British Virgin Islands and controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company (the “Share Subscription Agreement”).

On December 5, 2025, the Company received a conversion notice from the investor (the “Noteholder”), the holder of the convertible promissory note in a principal amount of US$34,320,000 (the “Note”). The Note was issued to the Noteholder on October 24, 2025 by the Company pursuant to the Note Purchase Agreement to satisfy the Company’s payment obligations for the acquisition of certain assets from the Noteholder.

Pursuant to the terms of the Note and the conversion notice, the Noteholder has elected to convert the outstanding balance of the Note into an aggregate of 32,971,466 Class A ordinary shares of the Company (the “Conversion Shares”) at a conversion price of US$1.0409 per share. In accordance with the instructions from the Noteholder and the terms of the Note, the Conversion Shares were issued to certain permitted designees of the Noteholder (the “Permitted Designees”). After the issuance of the Conversion Shares, no amount of the Note will remain outstanding and the Note will be cancelled.

Following the conversion of the Note and pursuant to the Share Subscription Agreement, the Company has issued 12,731 Class C ordinary shares of the Company, at a purchase price of US$1.81 per share, to ZX International Ltd.

The conversion of the Note and issuance of Class C ordinary shares described above did not result in a change in control of the Company. Immediately after the conversion of the Note and issuance of Class C ordinary shares, the Company’s total number of ordinary shares outstanding is 38,548,413, comprising of 38,529,284 Class A ordinary shares, 5,450 Class B ordinary shares and 13,679 Class C ordinary shares.

The issuance of the Conversion Shares to the Permitted Designees upon conversion of the Note and the issuance of Class C ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation S under the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Convertible Promissory Note

INCORPORATION BY REFERENCE

This Current Report on Form 6-K is hereby incorporated by reference into the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-289070) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 29, 2025

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